

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Ka Fai Yuen
Chief Executive Officer and Director
Zhong Yang Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

 Re: Zhong Yang Financial Group Limited
 Draft Registration Statement on Form F-1
 Submitted February 26, 2021
 Amendment No. 1 to Draft Registration Statement on Form F-1
 Submitted April 23, 2021
 CIK No. 0001848275

Dear Mr. Yuen:

 We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Refer to the chart on pages 1 and 55. Please discuss the reasons for period over period fluctuations in the number of future contracts you have executed.

2. Please balance your disclosure in the prospectus summary regarding your growth in transaction volume and client numbers on your platform during the years ended March 31, 2019 and 2020 by disclosing:

- the concentration of your revenues in your top five customers, as disclosed in the second risk factor on page 15; and
- that your total number of revenue-generating accounts decreased from 78 to 77 during the same period, as disclosed on page 69.

3. Please reconcile your statement on page 1 that your "goal is to become the preferred online trading platform for Chinese investors worldwide" with your statement on page 38 that your "goal is to become the preferred trading platform for Southeast Asian investors" and that you "pursue a niche market strategy and aim to be the preferred trading platform for Southeast Asian investors."

Corporate Structure, page 5

4. Please revise your organization chart to reflect the corporate structure following the completion of the offering and include the anticipated percentage ownership of public shareholders and affiliates.

Summary Financial Data, page 11

5. Please revise your tabular information, here and elsewhere as applicable, to present the year ending March 31, 2020 preceding the year ending March 31, 2019, similar to how the information is presented in your audited financial statements.

Risk Factors
We may not be able to develop our proposed margin financing business as expected..., page 16

6. We note that you expect to derive the funding for your proposed margin financing business from a variety of sources, including from commercial banks or other financial institution partners, among others. Please disclose, either here or elsewhere, the material terms of any agreements or arrangements you have with any financial partners in connection therewith, including any applicable rate and fee structures that you will pay.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our ability to develop a diverse customer base and offer new and innovative products and services, page 39

7. Please briefly discuss the transaction and service fee structures for your prospective CFD trading services, as well as asset management and margin financing services, including:
    - when and how such fees or commissions will be paid;
    - how fee structures vary among the different products and services; and
    - how changes in product mix would impact fee trends.

Impact of COVID-19 on Our Business, page 40

8. Please revise or add to the statistics presented within this section figures that align with your financial quarter and/or year end, such that readers may bridge these impacts with

your overall financial performance.

Quantitative and Qualitative Disclosures about Market Risk, page 52

9.   We note your addition of a proprietary trading portfolio in March 2020. Please revise this section to address the market risk associated with your proprietary trading portfolio pursuant to Item 11 of the Form 20-F instructions.

Business
Our Industry, page 56

10.   We note your use of market data from 2019 throughout this section. Please update your disclosure to a more recent date or explain why data from 2019 provides sufficiently comparable information.

Our Customers, page 68

11.   Please expand your disclosure in the business section to:
   •   disclose the concentration of your revenue from your top five customers during the years ended March 31, 2019 and 2020;
   •   specify the percentage of revenues each customer accounted for during such periods or include a cross-reference to your disclosure in note 2 to the financial statements on page F-13; and
   •   discuss the material terms of any agreements with these customers.

Marketing and Branding, page 69

12.   Please briefly describe the material terms of the partnerships you have established with financial services companies in connection with your indirect channel marketing strategies.

Our Existing Technology and Infrastructure, page 70

13.   Please revise here, or where appropriate, to describe your financial relationship with both Esunny and 2Go Trade. Specifically address the following:
   •   Describe the general terms of significant financial contracts (if any);
   •   Address whether the associated costs are billed at fixed or variable rates. Clearly state whether any costs are dependent upon your sales (determined as a percentage of sales).
   •   Discuss the risks to your business associated with a discontinuation of these services.

Management, page 82

14.   Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Principal Shareholders, page 86

15. Please identify the "two other individuals" who, together with Junli Yang, Yung Yung Lo, Ji An, Chen Tseng Yuan, collectively hold 100% of the Ordinary Shares owned by Zhong Yang Holdings (BVI) Limited, as you disclose in footnote 1 to the principal shareholders table.

16. Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item 7.A.(1)(c) of Form 20-F.

Related Party Transactions
Other Transactions with Related Parties, page 87

17. Please discuss the nature of your related party transactions with Sunx Global Limited, from which you earned commission income during 2019 and 2020, as disclosed on page 87.

Description of Share Capital
Our Memorandum and Articles of Association, page 89

18. We note your disclosure at the top of page 89 and the bottom of page 90 referencing your post-offering amended and restated memorandum and articles of association, filed as an exhibit to the registration statement. Please revise your exhibit index accordingly.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-8

19. Please revise to disclose that you are choosing to take advantage of the extended transition period afforded to emerging growth companies for complying with new or revised accounting standards.

Revenue Recognition, page F-10

20. Please revise to disclose your accounting policy for trading incentives you offer to your customers (e.g., cash, discounts, rebates, or otherwise), if any and tell us the authoritative guidance you used to support your accounting treatment. To the extent that trading incentives are offered, revise to quantify the amounts of such incentives for the respective reporting periods presented.

Exhibits

21. Please file as exhibits to the registration statement the licensing agreements for your use of the Esunny Morning Star Futures and Options System and 2Go Trade trading platforms or tell us why these are not required to be filed by Item 601(b)(10) of Regulation S-K.

Ka Fai Yuen
Zhong Yang Financial Group Limited
May 20, 2021
Page 5

<u>General</u>

22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance